





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28580

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/20 AND ENDING 06/30/21
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MUTUAL SECURITIES, INC OF CALIFORNIA DBA MUTUAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

807-A CAMARILLO SPRINGS RD
(No. and Street)

CAMARILLO (City) CA (State) 93012 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
NICK DAMIANI 805-764-6740
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FARBER HASS HURLEY LLP
(Name – *if individual, state last, first, middle name*)

9301 OAKDALE AVE (Address) CHATSWORTH (City) (State) 91311 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, NICK DAMIANI _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MUTUAL SECURITIES, INC OF CALIFORNIA DBA MUTUAL SECURITIES, INC. _____, as of JUNE 30 _____, 20 21 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CHIEF ADMINISTRATIVE OFFICER & FINOP
_____
Title

Oave Ome (see attached California Jurat ce 09-27-2021)
Notary Public

This report ** contains (check all applicable boxes):

- [✔] (a) Facing Page.
- [✔] (b) Statement of Financial Condition.
- [✔] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✔] (d) Statement of Changes in Financial Condition.
- [✔] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✔] (g) Computation of Net Capital.
- [✔] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✔] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✔] (l) An Oath or Affirmation.
- [✔] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT   **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1.
2.
3.
4.
5.
6.

_____   _____
Signature of Document Signer No. 1   *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of __Ventura__

Subscribed and sworn to (or affirmed) before me

on this __27th__ day of __September__, 20__21__,
       Date   *Month*   *Year*
by

(1)__Nick Damiani_____

(and (2)_____),
          Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence
to be the person(s) who appeared before me.

Signature ___Clare Corre_____
         Signature of Notary Public



CLARE CORRE
COMM. #2353244
Notary Public - California
Ventura County
My Comm. Expires Apr. 25, 2025

Seal
Place Notary Seal Above

──────────────── **OPTIONAL** ────────────────

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: __Annual Audited Report Oath__   Document Date: __09-27-2021__
Number of Pages: __3__ Signer(s) Other Than Named Above: _____

MUTUAL SECURITIES, INC. OF CALIFORNIA
dba MUTUAL SECURITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2021

MUTUAL SECURITIES, INC. OF CALIFORNIA
dba MUTUAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2021

Assets

Cash and cash equivalents	$	1,692,429
Deposits with clearing organization		200,000
Receivable from clearing organization		191,141
Commissions receivable		3,174,956
Furniture, equipment and leasehold improvements, net		13,765
Prepaid expenses and other assets		86,579
Right of use assets - operating leases		558,245
Deposit - other		100,000
Total Assets	$	6,017,115

Liabilities and Stockholders' Equity

Liabilities

Accounts payable and accrued expenses	$	216,962
Payable to clearing organization		61
Commissions payable		4,205,370
SBA PPP loan payable		475,215
Income taxes payable		18,611
Operating lease liabilities		558,245
Total Liabilities		5,474,464

Stockholders' Equity

Common stock, no par value, 100,000 shares authorized,		
31,216 shares issued and outstanding		23,413
Additional paid-in-capital		142,726
Retained earnings		376,512
Total Stockholders' Equity		542,651
Total Liabilities and Stockholders' Equity	$	6,017,115

The accompanying notes are an integral part of these financial statements

MUTUAL SECURITIES, INC. OF CALIFORNIA
dba MUTUAL SECURITIES, INC.

STATEMENT OF INCOME

YEAR ENDED JUNE 30, 2021

Revenue	
Insurance and annuity commissions	$ 25,950,565
Mutual fund and direct product commissions	4,810,151
Brokerage commissions	1,954,608
Interest income	17,016
Other commissions and fee income	484,956
Total Revenue	33,217,296
Operating Expenses	
Employee compensation and benefits	3,513,394
Commissions and floor brokerage	20,267,288
Communications	206,714
Professional fees	6,335,344
Occupancy and equipment rental	163,268
Other operating expenses	1,594,030
Total Operating Expenses	32,080,038
Net Income Before Income Taxes	1,137,258
Provision for Income Taxes	26,659
Net Income	$ 1,110,599

The accompanying notes are an integral part of these financial statements

MUTUAL SECURITIES, INC. OF CALIFORNIA
dba MUTUAL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED JUNE 30, 2021

	Shares Issued	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance – Beginning	31,216	$ 23,413	$ 142,726	$ 1,799,557	$ 1,965,696
Distributions to stockholders	--	--	--	(2,533,644)	(2,533,644)
Net income	--	--	--	1,110,599	1,110,599
Balance – Ending	31,216	$ 23,413	$ 142,726	$ 376,512	$ 542,651

The accompanying notes are an integral part of these financial statements

MUTUAL SECURITIES, INC. OF CALIFORNIA
dba MUTUAL SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2021

Cash Flows from Operating Activities

Net income	$ 1,110,599
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	3,934
Changes in operating assets and liabilities:	
Receivable from clearing organization	59,238
Commissions receivable	(557,804)
Prepaid expenses and other assets	(14,921)
Right of use assets - operating leases	77,115
Accounts payable and accrued expenses	83,059
Payable to clearing organization	61
Commissions payable	1,485,078
Income taxes payable	(1,402)
Operating lease liabilities	(77,115)
Net Cash from Operating Activities	2,167,842
Cash Flows from Investing Activities	
Note receivable principal payments	138,468
Net Cash from Investing Activities	138,468
Cash Flows from (used) in Financing Activities	
Distributions to stockholders	(2,533,644)
Net Cash used in Financing Activities	(2,533,644)
Net Decrease in Cash and Cash Equivalents	(227,334)
Cash and Cash Equivalents - Beginning	1,919,763
Cash and Cash Equivalents - Ending	$ 1,692,429
Supplemental Disclosures of Cash Flow Information	
Interest paid	$ 2,970
Income taxes paid	$ 51,946
Operating leases paid	$ 139,892

The accompanying notes are an integral part of these financial statements

NOTE 1 – NATURE OF ORGANIZATION

Mutual Securities, Inc. of California dba Mutual Securities, Inc. (the "Company") was incorporated in the State of California on February 4, 1982 under the name Brokers Office Management-Encino, Inc. and subsequently changed its name to Mutual Securities, Inc. of California on November 9, 1998. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in the business as a securities broker-dealer which provides several classes of services. The majority of its income is earned from the sale of variable life insurance policies and annuities. Income is also earned from agency commissions and equity transactions which include the sale of corporate debt, equity securities, options, U.S. Government and municipal securities to institutional and retail customers.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirement.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING METHOD

The Company follows accounting principles generally accepted in the United States of America ("GAAP") as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of its financial condition, results of operations, and cash flows.

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Accordingly, actual results could differ materially from those estimates.

CASH EQUIVALENTS

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, which are not held for sale in the ordinary course of business.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATIONS

The balances shown as receivable from and payable to clearing organizations represent amounts due in connection with the Company's normal transactions involving trading of securities. Management considers all receivables to be collectible, therefore no allowance for doubtful accounts has been provided.

COMMISSIONS RECEIVABLE

The balance shown as Commissions receivable consists of $3,173,875 in trailing commissions and $1,081 in reimbursed fees for a total of $3,174,956 due in connection with the Company's normal transactions. Management considers all receivables to be collectible, therefore no allowance for doubtful accounts has been provided.

FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements are recorded at cost and are depreciated over the estimated useful lives of the related assets, which range from five to fifteen years. Repair and maintenance costs are expensed as incurred. Leasehold improvements are depreciated over the shorter of the lease term or estimated useful life. Improvements which increase the productive value of assets are capitalized and depreciated over the remaining useful life of the related asset.

RIGHT OF USE ASSETS – OPERATING LEASES

The Company follows the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842), which requires lessees to recognize most leases on their balance sheets as a right-of-use asset with a corresponding lease liability. The Company does not recognize right of use assets and liabilities for leases with a term of 12 months or less.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION

The Company follows a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

INCOME TAXES

With the consent of its shareholders, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code ("IRC"). Subchapter S of the IRC provides that in lieu of corporate income taxes, the stockholders are individual taxed on the Company's taxable income, therefore, no provision or liability for Federal income taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum franchise tax and a tax rate of 1.5% over the minimum franchise fee of $800.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued. All material subsequent events requiring adjustment to or disclosure in the financial statements are reflected therein.

NOTE 3 – DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with National Financial Services LLC ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amount due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at June 30, 2021 was $200,000.

NOTE 4 – FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS, NET

As of June 30, 2021, furniture, equipment, and leasehold improvements, net consisted of the following:

		Useful life
Furniture and fixtures	$ 67,986	5
Machinery and equipment	59,729	7
Leasehold improvements	59,007	15
Total cost of furniture, equipment, and leasehold improvements	186,722	
Less: accumulated depreciation	172,957	
Furniture, equipment, and leasehold improvements, net	$ 13,765	

Depreciation expense for the year ended June 30, 2021 was $3,934.

NOTE 5 – REVENUE FROM CONTRACTS WITH CUSTOMERS

COMMISSIONS

The Company buys and sells insurance and annuity products, mutual funds, and other equity and financial instruments on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. The Company also charges fees relating to the transactions executed on behalf of its customers. Commissions, fees and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Sales of annuities, insurance products, and mutual funds include initial up-front (first year) commissions where the performance obligation is satisfied on the trade date as well as annual trailing commission payments for each product renewal and continued investment. Commissions on annuity, insurance products and mutual funds are considered variable consideration. ASC Topic 606 requires that, at the time of the initial sale or investment, the Company must estimate the variable consideration (future renewal commissions) and determine the transaction price as the unconstrained net present value of expected future renewal commissions. Therefore, the transaction price for annuities, insurance products and mutual funds includes first-year fixed commissions recognized for new sales as well as trailing commissions for previous sales. The performance obligation of trailing commissions is satisfied at product renewal and continued investment, which are estimated using the average value of trailing commissions received in the first month of the two previous quarters.

NOTE 5 – REVENUE FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

DISAGGREGATION OF REVENUE

The following tables present revenue by major source:

Revenue from Contracts with Customers

Insurance and annuity commissions	
Variable annuities	$ 25,830,201
Fixed annuities	120,364
Total insurance and annuity commissions	$ 25,950,565
Mutual fund and direct product commissions	
Mutual funds	$ 4,810,151
Total mutual fund and direct product commissions	$ 4,810,151
Brokerage commissions	
Equities, EFTs, closed-end funds, MLPs	$ 986,600
529 plans	266,590
Fixed income	431,454
Options	238,733
Other	31,231
Total brokerage commissions	$ 1,954,608
Other commissions and fee income	
Administrative, IRA and other fee income	$ 411,126
NTF revenue sharing commissions	51,143
Core money market 12-b-1 commissions	(8,478)
Other commissions	31,165
Total other commissions and fee income	$ 484,956

NOTE 6 - INCOME TAXES

As discussed in Note 2, Income Taxes, the Company has elected the S Corporate tax status. Therefore, no Federal income tax provision is included in these financial statements. The tax provision reported is current California and Pennsylvania tax of $26,659.

The provisions of ASC 740-10 "Accounting for Uncertain Income Tax Positions", requires that the impact of tax positions be recognized in the financial statements if they are more likely than not of being sustained upon examination, based on the technical merits of the position. The Company's management has determined that the Company has no uncertain tax positions requiring recognition under ASC 740-10 as of June 30, 2021.

The Company files federal and state income tax returns. The statute of limitations for these jurisdictions is generally three to six years. The Company had no returns under examination as of June 30, 2021.

NOTE 7- RELATED PARTY TRANSACTIONS

On October 1, 2009, the Company entered into a lease agreement for office space with KCMA Investments, LLC ("KCMA") with which the Company has common ownership. For the year ended June 30, 2021, the Company paid $139,892 in occupancy expense to KCMA. See Note 12 for further information on the lease agreement.

Mutual Advisors, LLC ("Mutual Advisors"), is affiliated with the Company through common control. The Company offers brokerage services to certain clients of Mutual Advisors, and either those certain clients or their investment adviser representatives are charged for such brokerage services.

Throughout the year ended June 30, 2021, the Company collected fees on behalf of Mutual Advisors and subsequently remitted the entirety of payments to Mutual Advisors. The Company also collects fees from Mutual Advisors for advisor ticket charges. During the year ended June 30, 2021, these fees totaled $2,144.

The Company shares portfolio accounting fee costs with Mutual Advisors, LLC. $457,025 in total portfolio accounting fees were incurred by the Company and Mutual Advisors, LLC reimbursed the Company $426,067, based on respective usage, for a net expense of $30,958 in portfolio accounting for the year ended June 30, 2021 which is included in the Statement of Income under Operating Expenses, Other operating expenses. There were no reimbursements due from Mutual Advisors, LLC as of June 30, 2021.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

NOTE 7- RELATED PARTY TRANSACTIONS (CONTINUED)

Subsequent to the year ended June 30, 2021, the Company entered into two subordinated loan agreements with two shareholders (see Note 11).

NOTE 8 - 401(K) PLAN

The Company has a qualified 401(k) Plan (the "Plan") under IRC section 401(a) covering substantially all of its employees. Employees are required to have attained the age of 21 and to have completed one year of service in order to be eligible to participate in the Plan. The Plan provides that the employer may make matching contributions and/or annual discretionary contributions. For the year ended June 30, 2021, the Company incurred a total of $110,852 in matching contributions.

NOTE 9 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC") up to $250,000 or the Securities Investor Protection Corporation ("SIPC") up to $500,000. At times during the year ended June 30, 2021, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in these accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

NOTE 10 – CUSTOMER CONCENTRATION

Significant customers are those that account for greater than 10% of the Company's revenues.

19% of the Company's gross revenue came from Jackson National Life Insurance Company for the fiscal year ended June 30, 2021. The loss of the significant customers or the failure to attract new customers could have a material adverse effect on the Company's business, results of operations and financial condition.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

SBA PPP LOAN

On May 4, 2020 the Company received loan proceeds in the amount of $475,215 from the Bank of America, N.A. (the "Lender") pursuant to the Small Business Administration ("SBA") Paycheck Protection Program ("PPP") under Division A, Title I of the CARES Act, which was enacted March 27, 2020. The loan is payable over two years at an interest rate of 1%, with a deferral of payments for the first six months, however, loan proceeds and accrued interest are forgivable after twenty four weeks, or eight weeks if elected by the Company, as long as the Company uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels.

Regardless of whether the Company expects to repay the PPP loan or believes it represents, in substance, a grant that is expected to be forgiven, it may account for the loan as a financial liability in accordance with FASB ASC 470. For purposes of derecognition of the liability, FASB ASC 470 refers to the guidance in FASB ASC 405-20. Based on the guidance in ASC 405-20, the proceeds from the loan would remain a liability until either (1) the loan is, in part or wholly, forgiven and the debtor has been "legally released" or (2) the debtor pays off the loan. The Company has followed the guidance under ASC 405-20, no portion of the loan has been derecognized as of June 30, 2021, and the $475,215 balance of the PPP loan is reported on the Statement of Financial Condition under Liabilities, SBA PPP loan payable. None of the loan has been forgiven or repaid as of June 30, 2021.

The Company subsequently filed a loan forgiveness application with the Lender on September 11, 2021 and expects the loan to be forgiven in its entirety.

OPERATING LEASES

Operating leases are included in the right-of-use assets – operating leases and operating lease liabilities on the statement of financial condition. These assets and liabilities are recognized on the commencement date based on the present value of remaining lease payments over the lease terms using the implicit rate as the discount rate if it is readily determinable, otherwise the Company will use its incremental borrowing rate as the discount rate. Short-term operating leases, which have an initial term of 12 months or less, are not recorded on the Statement of Financial Condition.

NOTE 11 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

OPERATING LEASES (CONTINUED)

The Company is obligated under a lease for a twelve-month term beginning September 1, 2020 with five (5) consecutive one (1) year options to renew the lease for its office space in Camarillo, CA. Management compared the renewal rents with expected fair market rents for equivalent property under similar terms and conditions and determined it is reasonably certain the Company will exercise the renewal options and have included the five consecutive renewal options in the lease commitment. The discount rate used to compute the lease liability and right of use asset at the commencement date of the lease is 10.69%, which is the implicit rate. The implicit rate was computed using estimated market value data readily available to determine the asset value, lease costs, and estimates the Company made of the residual asset value, based on historical average market value data readily available. Lease expense for its office space in Camarillo, CA was $139,892 for the year ended June 30, 2021 and is reported on the Statement of Income, under Operating Expenses, Occupancy and equipment rental.

The total of the commitment over the remaining terms at June 30, 2021 is as follows:

Year ending June 30,		
2022	$	139,892
2023		139,892
2024		139,892
2025		139,892
2026 and thereafter		163,207
Total undiscounted lease payments		722,775
Less: imputed interest		164,530
Total operating lease liabilities	$	558,245

Other information related to lease as of June 30, 2021 is as follows:

Supplemental non-cash investing and financing activities information:

Remaining operating lease term: 5.2 years

NOTE 11 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

OPERATING LEASES (CONTINUED)

The Company leases various software, equipment and facilities under short-term and month-to-month leases. Lease expense for short-term and month-to-month commitments was $12,901 for the year ended June 30, 2021 and is reported on the Statement of Income, under Operating Expenses, Occupancy and equipment rental. Short term and month-to-month leases are not included in the operating leases data listed above.

LITIGATIONS AND CLAIMS

The Company is involved in various litigation, judicial, regulatory, and arbitration proceedings concerning matters arising in connection with the conduct of its business.

Management believes, based on currently available information, that the results of such proceedings in the aggregate will not have a material, adverse effect on the Company's financial condition.

Subsequent to the year ended June 30, 2021, the Company engaged in mediation pertaining to a legal claim filed against the Company with FINRA. The parties reached a tentative agreement in principal but are still negotiating the final terms and the outcome is uncertain. Potential damages are covered by the Company's insurance policy subject to a $50,000 deductible/retention and a $1,000,000 limit. The insurance company is disputing whether the claim is fully covered. The Company has included the $50,000 deductible on the Statement of Financial Condition, Accounts payable and accrued expenses and on the Statement of Operations, Professional fees for the year ended June 30, 2021. Management is uncertain at this time whether or not the Company may have to pay any amounts for a settlement claim that may be in excess of the $50,000 deductible, policy insurance limit, and/or not covered by the insurance policy.

SUBORDINATED DEBT

Subsequent to the year ended June 30, 2021, the Company entered into two subordinated loan agreements ("the Notes") on September 28, 2021 with two stockholders ("the Lenders") of the Company. The Notes are pending FINRA approval. The Notes are for $125,000 with each Lender for a total of $250,000. The Notes carry a fixed rate of interest at .18% per annum, with principal and accrued interest due September 27, 2024 (three years) from the date of the loan agreements. The Notes have optional extensions of maturity where the scheduled maturity date shall be extended an additional year, without further action by either the Lenders or the Company, unless on or before the day thirteen months preceding the scheduled maturity date, the Lenders shall notify the Company in writing, with a written copy to FINRA, that such scheduled maturity date shall not be extended. The Lenders irrevocably agree that the

NOTE 11 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

SUBORDINATED DEBT(CONTINUED)

obligation of the Company under the agreements with the respect to payment of principal and interest are and shall be fully and irrevocably subordinated in right of payment and subject to the prior payment or provision for payment in full of all claims of all other creditors of the Company whose claims are not similarly subordinated.

NOTE 12 - GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at June 30, 2021 or during the year then ended.

NOTE 13 – NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, accordingly, is subject to the United States Securities and Exchange Commission ("SEC") Uniform Net Capital Rule ("Rule 15c3-1"), which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of June 30, 2021, the Company had net capital of $422,706 which exceeded required net capital of $296,067 by $126,639. The Company's ratio of aggregate indebtedness to net capital was 10.5 to 1 at June 30, 2021, which was less than the maximum ratio of 15 to 1.

MUTUAL SECURITIES, INC. OF CALIFORNIA
dba MUTUAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2021

SUPPLEMENTARY INFORMATION

MUTUAL SECURITIES, INC. OF CALIFORNIA
dba MUTUAL SECURITIES, INC.

COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1

AS OF JUNE 30, 2021

SCHEDULE I

		Audited Net Capital
Computation of net capital		
Common stock	$ 23,413	
Additional paid-in-capital	142,726	
Retained earnings	376,512	
Total stockholders' equity		$ 542,651
Plus: Other allowable credits		
SBA PPP loan forgivable expenses	475,215	
Total other allowable credits		475,215
Total Capital		1,017,866
Commissions receivable	(381,946)	
Furniture, equipment and leasehold improvements, net	(13,765)	
Prepaid expenses	(86,579)	
Deposit - other	(100,000)	
Total non-allowable assets		(582,290)
Net capital before haircuts		435,576
Haircut on other securities	(12,870)	
Total haircuts and undue concentration		(12,870)
Net capital		422,706
Aggregate indebtedness		
Total liabilities	$ 5,474,464	
Less: non-aggregate indebtedness -SBA PPP loan payable	475,215	
Less: Operating lease liabilities to extent of ROU asset	558,245	
Total aggregate indebtedness	$ 4,441,004	
Computation net capital requirements		
Minimum net capital requirement		
6 2/3 percent of net aggregate indebtedness	$ 296,067	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		296,067
Excess net capital		$ 126,639
Total aggregate indebtedness		$ 4,441,004
Ratio of aggregate indebtedness to net capital		10.5 : 1

There is no difference between the net capital computation shown here and the net capital computation shown on the Company's most recent Form X-17A-5 report filed for June 30, 2021.

See Independent Auditors' Report

MUTUAL SECURITIES, INC. OF CALIFORNIA
dba MUTUAL SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

AS OF JUNE 30, 2021

SCHEDULE II

The Company is exempt from the reserve requirements pursuant to Rule 15c3-3(k)(2)(ii) and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

See Independent Auditors' Report

MUTUAL SECURITIES, INC. OF CALIFORNIA
dba MUTUAL SECURITIES, INC.

INFORMATION RELATING TO THE POSSESSION AND CONTROL
REQUIREMENTS UNDER RULE 15c3-3

AS OF JUNE 30, 2021

SCHEDULE **III**

Information relating to possession or control requirements is not applicable to Mutual Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii) and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

See Independent Auditors' Report

MUTUAL SECURITIES, INC. OF CALIFORNIA
dba MUTUAL SECURITIES, INC.

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION

ASSESSMENTS AND PAYMENTS

FOR THE YEAR ENDED JUNE 30, 2021

	Amount
Total assessment	$ 3,780
SIPC-6 general assessment Payment made on January 29, 2021	(6,709)
Total assessment balance (overpayment carried forward)	$ (2,929)

See Independent Auditors' Report

Farber Hass Hurley LLP

Certified Public Accountants

9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 727-7700

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Mutual Securities Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mutual Securities Inc. as of June 30, 2021, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Mutual Securities Inc. as of June 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Mutual Securities Inc.'s management. Our responsibility is to express an opinion on Mutual Securities Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Mutual Securities Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Requirements Pursuant to Rule 15c3-1, Schedule II, Computation For Determination Of Reserve Requirements Pursuant to Rule 15c3-3, and Schedule III, Information Relating to the Possession and Control Requirements Under Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Mutual Securities Inc.'s financial statements. The supplemental information is the responsibility of Mutual Securities Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Farber Hass Hurley LLP

Farber Hass Hurley, LLP

We have served as Mutual Securities Inc.'s auditor since 2018.
Chatsworth, California
September 30, 2021



Farber Hass Hurley LLP
Certified Public Accountants
9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com
Telephone: (818) 895-1943
Facsimile: (818) 727-7700

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholders
of Mutual Securities Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2021. Management of Mutual Securities Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

Chatsworth, California
September 30, 2021

Farber Hass Hurley LLP

Certified Public Accountants
9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com
Telephone: (818) 895-1943
Facsimile: (818) 727-7700

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Mutual Securities Inc.

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEC Rule 17a-5(d), in which (1) Mutual Securities Inc. ("Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) The Company stated that the Company met the identified exemption provisions throughout June 30, 2021, the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

Chatsworth, California
September 30, 2021

MUTUAL SECURITIES, INC.
Member FINRA, SIPC • Est. 1982

Mutual Securities, Inc.
Exemption Report pursuant to SEC Rule 17a-5(d)

We, as members of management of Mutual Securities, Inc. (the "Company"), are responsible for compliance with the annual reporting requirements under Rule Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission ("SEC") and the broker or dealer's designated examining authority ("DEA). Pursuant to that requirement, this Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims exemption from 17 C.F.R. § 240.15c3-3 under the provision of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company has met the identified exemption provisions in paragraph (k)(2)(ii) of Rule 15c3-3 throughout the most recent fiscal year ended June 30, 2021, without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer orits agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwiseowe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer orits agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recentfiscal year without exception.

Nick Damiani
Chief Administrative Officer

P.O. Box 2864, Camarillo, CA 93011-2864
(805) 764-6740 • FAX: (805) 987-4300

September 30, 2021

Farber Hass Hurley LLP
9301 Oakdale Avenue, Suite 230
Chatsworth, California 91311

In connection with your engagement to apply agreed-upon procedures to the General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) of Mutual Securities Inc. for the period ended June 30, 2021, we confirm, to the best of our knowledge and belief, as of the date of this letter, the following representations made to you during your engagement.

1) We are responsible for the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934 and the SIPC Series 600 Rules.

2) We are responsible for establishing and maintaining effective internal control over compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

3) We are responsible for the presentation of the General Assessment Reconciliation (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934 and the SIPC Series 600 Rules.

4) As of June 30, 2021, the General Assessment Reconciliation (Form SIPC-7) is presented in compliance with the applicable SIPC-7 instructions in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934 and the SIPC Series 600 Rules.

5) We are responsible for selecting the agreed-upon procedures criteria and for determining that such criteria are sufficient and appropriate for our purposes.

6) We have disclosed to you all known noncompliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), including noncompliance occurring after June 30, 2021.

7) We have made available all documentation and other information that we believe is relevant to our compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

8) There have been no communications from regulatory agencies, internal auditors, or other independent accountants or consultants regarding possible noncompliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), including communications received between June 30, 2021 and the date of this letter.

9) We have responded fully to all inquiries made to us by you during the engagement.

10) No events have occurred subsequent to June 30, 2021 and through the date of this letter that would require adjustment to or modification of the General Assessment Reconciliation.

11) Your report is intended solely for the information and use of Mutual Securities Inc. and the Securities Investor Protection Corporation, and is not intended to be and should not be used by anyone other than these specified parties.

Signature: _____

Title: CHIEF ADMINISTRATIVE OFFICER

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 6/30/2020

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

28580 FINRA JUN
MUTUAL SECURITIES INC
PO BOX 2864
CAMARILLO, CA 93011-2864

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

ERIK HOKOM 8057646740

2. A.	General Assessment (item 2e from page 2)	$6647
B.	Less payment made with SIPC-6 filed (**exclude interest**) 2/5/2020 + 7/27/2020 (Date Paid)	(7207)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	(560)
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$(560)

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $________

H. Overpayment carried forward $(560)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MUTUAL SECURITIES INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 20 day of AUGUST, 20 20.

DIRECTOR OF FINANCE - FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1/2019
and ending 6/30/2020

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $28,768,366

2b. Additions:

   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

   (2) Net loss from principal transactions in securities in trading accounts.

   (3) Net loss from principal transactions in commodities in trading accounts.

   (4) Interest and dividend expense deducted in determining item 2a.

   (5) Net loss from management of or participation in the underwriting or distribution of securities.

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

   (7) Net loss from securities in investment accounts.

       Total additions

2c. Deductions:

   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 22,934,848

   (2) Revenues from commodity transactions.

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 911,675

   (4) Reimbursements for postage in connection with proxy solicitation.

   (5) Net gain from securities in investment accounts.

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 484,813

   (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

       (Deductions in excess of $100,000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $5,635

      (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

       Enter the greater of line (i) or (ii) 5,635

       Total deductions 24,336,971

2d. SIPC Net Operating Revenues $4,431,395

2e. General Assessment @ .0015 $6,647

(to page 1, line 2.A.)

2